AllianceBernstein Global Growth Fund                                                                                               Exhibit 77C

811-21064

77C  Matters submitted to a vote of security holders

RESULTS OF SHAREHOLDERS MEETING
(unaudited)

The Annual Meeting of Stockholders of the AllianceBernstein Global Growth Fund (the “Fund”) was held on November 5, 2010 and adjourned until December 16, 2010, and January 5, 2011.  At the December 16, 2010 Meeting, with respect to the first item of business, Proposal 1, the election of Directors, the required number of outstanding shares were voted in favor of the proposal.  At the January 5, 2011 Meeting, with respect to the fifth item of business, Proposal 5, the amendment of the Fund’s fundamental policy regarding commodities, the required number of outstanding shares were voted in favor of the proposal. A description of each proposal and number of shares voted at the Meetings are as follows (the proposal numbers shown below correspond to the proposal numbers in the Funds proxy statement):

Proposal 1. The election of the Directors, each such Trustee to serve a term of an indefinite duration and until his or her successor is duly elected and qualifies.

	Voted For	Withheld Authority
John H. Dobkin	4,406,668	22,934
Michael J. Downey	4,406,668	22,934
William H. Foulk, Jr.	4,406,668	22,934
D. James Guzy	4,406,668	22,934
Nancy P. Jacklin	4,406,668	22,934
Robert M. Keith	4,406,668	22,934
Garry L. Moody	4,406,668	22,934
Marshall C. TurnerMarshall C. Turner, Jr.Marshall C. Turner, Jr.	4,406,668	22,934
Earl D. Weiner	4,406,668	22,934

Proposal	Voted For	Voted Against	Abstained	Non-Broker Votes
5. The Amendment of the Fund’s fundamental policy regarding commodities	4,164,119	7,152	15,569	245,295